SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 2)

BNS Co.
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(NAME OF ISSUER)

Class A Common Stock
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(TITLE OF CLASS OF SECURITIES)

055961304
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(CUSIP NUMBER)

Edward H. Oberst
Ingalls & Snyder, LLC
61 Broadway
New York, New York 10006
(212) 269-7800
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

February 9, 2004
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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Ingalls & Snyder, LLC
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2.	CHECK THE APPROPRIATE BOX IF A  GROUP*	(a) [ ]
	(b) [ ]
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3.	SEC USE ONLY

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4.	SOURCES OF FUNDS
AF, OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)       [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
New York State
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  NUMBER OF	7.	SOLE VOTING POWER		20,000
   SHARES	--------------------------------------------------------------
BENEFICIALLY	8.	SHARED VOTING POWER		0
  OWNED BY	--------------------------------------------------------------
    EACH	9.	SOLE DISPOSITIVE POWER		20,000
  REPORTING	--------------------------------------------------------------
 PERSON WITH	10.	SHARED DISPOSITIVE POWER  	262,260
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	282,260
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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	*
[ ]
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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.4%

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14.	TYPE OF REPORTING PERSON*
BD, IA
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* SEE INSTRUCTIONS BEFORE FILLING OUT!


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1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
William Reed Simmons
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2.	CHECK THE APPROPRIATE BOX IF A GROUP*	(a) [ ]

		(b) [ ]
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3.	SEC USE ONLY



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4.	SOURCES OF FUNDS
PF
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e)        [ ]

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.
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  NUMBER OF	7.	SOLE VOTING POWER		41,000
   SHARES	--------------------------------------------------------------
BENEFICIALLY	8.	SHARED VOTING POWER		0
  OWNED BY	--------------------------------------------------------------
    EACH	9.	SOLE DISPOSITIVE POWER		0
  REPORTING	--------------------------------------------------------------
 PERSON WITH	10.	SHARED DISPOSITIVE POWER	221,260
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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	262,260
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12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[ ]
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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	8.7%
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14.	TYPE OF REPORTING PERSON*
IN
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*SEE INSTRUCTIONS BEFORE FILLING OUT!


AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2, dated February 9, 2004, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D/A No. 1 as previously filed by the Reporting Persons with the Securities and Exchange Commission on November 24, 2003 (the "Schedule 13D"), relating to the Class A common stock (the "Shares") of BNS Co.

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Items 3, 5 and 6 of the Schedule 13D are hereby amended and restated in their entirety, as follows:



ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares "beneficially owned" by Ingalls & Snyder, LLC ("I&S") were acquired for accounts of customers of I&S over which it has discretionary authority and for accounts of William Reed Simmons and members of Mr. Simmons's immediate family. The amount of funds used to purchase such Shares totaled $917,341 (including brokerage commissions), consisting of $800,201 from such customer accounts and $117,140 from accounts of Mr. Simmons and his immediate family. Some of the funds used for such purchases were borrowed from I&S pursuant to normal margin account terms.


ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

I&S "beneficially owns" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) 282,260 Shares, or 9.4% of the 3,000,341 Shares outstanding as of September 30, 2003 (as reported in the Issuer's Quarterly Report on form 10-Q for the period ended September 30, 2003). The Shares "beneficially owned" by I&S include 41,000 Shares (1.4% of such outstanding Shares) held in accounts of William Reed Simmons and certain members of his immediate family, and 241,260 Shares (8% of such outstanding Shares) held in accounts of customers of I&S over which I&S has discretionary authority. Mr. Simmons may be deemed to be the "beneficial owner" of 221,260 Shares held in accounts of customers of I&S by virtue of his discretionary authority over such accounts, or a total "beneficial ownership" for Mr. Simmons of 262,260 Shares (8.7% of such outstanding Shares). I&S has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 20,000 Shares and shared power to dispose or to direct the disposition of 262,260 Shares. Mr. Simmons has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 41,000 shares and shared power to dispose of or to direct the disposition of 221,260 Shares.

In the past 60 days, I&S has effected the disposition of Shares in transactions as set forth below:

Date          No. of Shares    Price per share
                               (including
                               commissions)
11/24/03       100,000          $5.52
02/09/04       175,000          $6.38


Of the Shares sold on 11/24/03, 400 were sold for accounts of members of the immediate family of Mr. Simmons.

Each of the customers of I&S in whose account Shares are held has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held in such customer's account.

ITEM 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

I&S and Mr. Simmons have been granted discretionary authority to dispose of Shares held in the accounts of customers of I&S that I&S and Mr. Simmons "beneficially own" under customary brokerage or investment advisory arrangements. I&S has the power to vote or to direct the vote of 20,000 Shares held in the account of a customer that is a limited partnership by virtue of its controlling interest in the general partner of such limited partnership.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2004

Ingalls & Snyder, LLC

By:	  /s/ Edward H. Oberst
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Name:  Edward H. Oberst
Title: Managing Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2004

	  /s/ William Reed Simmons
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	  William Reed Simmons